Exhibit 99.1

GENFIT: Publication of the 2024 Extra-Financial Performance Report (fiscal year 2023)

Lille (France), Cambridge (Massachusetts, USA), Zurich (Switzerland), April 25, 2024 - GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company committed to improving the lives of patients with rare, life-threatening liver diseases, today announced the publication of its 2024 Extra-Financial Performance Report (fiscal year 2023).

Third edition of the Extra-Financial Performance report

Since 2022, GENFIT has published a detailed Extra-Financial Performance report in response to the growing interest of institutional and individual shareholders, financial analysts, analysts specializing in corporate social responsibility (CSR) issues, company employees and candidates wishing to join the Company, industrial and strategic partners, and public institutions. The Company is also preparing for the application of new or draft European standards relating to non- financial disclosures.1 The 2024 report (fiscal year 2023) is available on GENFIT's website.

Pascal Prigent, Chief Executive Officer of GENFIT, commented:

"GENFIT's commitment to the principles of social responsibility is more than a question of ethics, it's a conviction deeply rooted in our corporate culture. The ESG Committee, established by our Board of Directors in 2021, monitors an annual action plan that clearly defines our ambition through the implementation of tangible initiatives, the adoption of engaging policies and the tracking of performance indicators aligned with our key issues. The implementation of our CSR strategy is a priority that is regularly monitored by the Executive Committee. Through our first double materiality analysis formally conducted with Euronext Corporate Services at the end of 2023, we have not only strengthened our engagement with our stakeholders, but we have also begun laying the foundation for our future disclosure requirements under the European Corporate Sustainability Reporting Directive, which will be applicable to us a few years down the line."

1 Corporate Sustainability Reporting Directive (CSRD)

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2023 review and 2024 outlook

The work in CSR carried out by GENFIT and its transparency in its communications since 2021 have, again, been recognized this year by the independent rating agencies, which acknowledged our significant progress in terms of extra-financial performance, with a gold medal awarded by Ethifinance (Gaïa report) in 2023, a "Prime C+" status granted by ISS and a "best-in-class" classification by ODDO Research. GENFIT counts among its shareholders a social impact fund, classified as Article 9 under the European SFDR (Sustainable Finance Disclosure Regulation). This social impact fund has been awarded the "Relance" label and is a candidate for the "Socially Responsible Investment" label. Lastly, GENFIT was selected in the "Governance" category by the LEEM (Les Entreprises du Médicament) as part of its CSR awards.

Regarding our ambitious 2023 roadmap, we have successfully executed this in alignment with the plan crafted by the ESG Committee. The 2024 roadmap seamlessly extends this strategic direction.

ABOUT OUR CSR COMMITMENT

Our commitment is driven, above all, from our determination to act as a socially responsible company. As a biopharmaceutical company, this commitment goes beyond our core activity whose purpose it is to respond to the societal need of developing innovative, effective and safe therapeutic solutions for patients suffering from rare and severe liver diseases with a high unmet medical need. This is aligned with the third Sustainable Development Goal of the United Nations.

GENFIT recognizes that there is a correlation between its long-term financial performance and its extra-financial performance in that the societal impact of its research and development programs, as well as its rigorous governance practices (particularly in relation to the demands of the relevant health authorities and financial market regulators), the social impact of its activity, and its low environmental footprint, could create meaningful long-term value for patients, healthcare systems, employees and shareholders, and assure the Company’s growth and long- term future.

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ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company committed to improving the lives of patients with rare, life-threatening liver diseases whose medical needs remain largely unmet. GENFIT is a pioneer in liver disease research and development with a rich history and a solid scientific heritage spanning more than two decades. Today, GENFIT has built up a diversified and rapidly expanding R&D portfolio of programs at various stages of development. The Company focuses on Acute-on- Chronic Liver Failure (ACLF). Its ACLF franchise includes five assets under development: VS-01, NTZ, SRT-015, CLM-022 and VS-02-HE, based on complementary mechanisms of action using different routes of administration. Other active ingredients target other serious diseases, such as cholangiocarcinoma (CCA), urea cycle disorder (UCD) and organic acidemia (OA). GENFIT's expertise in the development of high-potential molecules from early to advanced stages, and in pre-commercialization, was demonstrated with the success of the 52-week Phase 3 ELATIVE® study evaluating elafibranor in Primary Biliary Cholangitis (PBC). Beyond therapies, GENFIT also has a diagnostic franchise including NIS2+® in Metabolic dysfunction-associated steatohepatitis (MASH, formerly known as NASH for non-alcoholic steatohepatitis) and TS-01 focusing on blood ammonia levels. GENFIT is headquartered in Lille, France and has offices in Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). The Company is listed on the Nasdaq Global Select Market and on the Euronext regulated market in Paris, Compartment B (Nasdaq and Euronext: GNFT). In 2021, Ipsen became one of GENFIT's largest shareholders, acquiring an 8% stake in the Company's capital. www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements about GENFIT, including within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, such as "believe", "potential", "expect", "should", "could", "if" and similar expressions, is intended to identify these forward-looking statements. Although the Company believes that its projections are based on management's reasonable assumptions and expectations, such forward-looking statements may be affected by a number of known and unknown risks and uncertainties, which could cause actual results to differ materially from those described in, or implied or projected by, such forward- looking statements. These contingencies and uncertainties include, among others, the uncertainties inherent in research and development and GENFIT’s extra-financial performance. These hazards and uncertainties also include those discussed in chapter 2 "Risk Factors and Internal Control" of the Company's 2023 Universal Registration Document filed on April 5, 2024 (no. D.24-0246) with the Autorité des marchés financiers ("AMF"), which is available on GENFIT's website (www.genfit.fr) and the AMF's website (www.amf.org), and those discussed in the public documents and reports filed with the U.S. Securities and Exchange Commission ("SEC"), including the Form 20-F filed with the SEC on the same date. Moreover, even if the results, performance,

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financial position and liquidity of the Company and the development of the industry sector in which it operates are in line with such forward-looking statements, they cannot be predictive of future results or developments. These forward-looking statements speak only as of the date of publication of this document. Subject to applicable regulations, the Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Investor Relations | Tel : +33 3 20 16 40 00 | investors@genfit.com

PRESS RELATIONS | Media

Bruno ARABIAN - Ulysse Communication | Tel : 06 87 88 47 26 | barabian@ulysse-communication.com

Stephanie BOYER - GENFIT | Tel : 03 20 16 40 00 | stephanie.boyer@genfit.com

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